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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                            ------------------------

                     SOLICITATION/RECOMMENDATION STATEMENT
                        PURSUANT TO SECTION 14(D) (4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                         HELENE CURTIS INDUSTRIES, INC.
                           (Name of Subject Company)


                         HELENE CURTIS INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)


                         COMMON STOCK, $0.50 PAR VALUE
                         (Title of Class of Securities)


                                   423236108
                     (CUSIP Number of Class of Securities)


                                  ROY A. WENTZ
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         HELENE CURTIS INDUSTRIES, INC.
                             325 NORTH WELLS STREET
                            CHICAGO, ILLINOIS 60610
                                 (312) 661-0222


                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                            ------------------------

                                   COPIES TO:

               THOMAS A. COLE                                ROBERT F. WALL
              LARRY A. BARDEN                              TERRENCE R. BRADY
              SIDLEY & AUSTIN                               WINSTON & STRAWN
          ONE FIRST NATIONAL PLAZA                         35 W. WACKER DRIVE
          CHICAGO, ILLINOIS 60603                       CHICAGO, ILLINOIS 60601
               (312) 853-7000                                (312) 558-5600

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    This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated February 20, 1996 (the "Schedule 14D-9"), filed by Helene Curtis Industries, Inc., a Delaware Corporation (the "Company"), relating to the tender offer by Conopco Acquisition Company, Inc. (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Conopco, Inc., a New York corporation ("Parent"), which is indirectly owned 75% by Unilever N.V., a Dutch Corporation ("Unilever"), and 25% by Unilever PLC, a company organized under the laws of England and Wales, to purchase all outstanding shares of the Company's Common Stock, $.50 par value per share (the "Shares"), at $70.00 per Share (the "Offer Price"), net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 20, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto constitute the "Offer"). Unless otherwise defined, all capitalized terms used in this Amendment shall have the respective meanings attributed to such terms in the Schedule 14D-9.


ITEM 3. IDENTITY AND BACKGROUND

    (b)(3)

    The following subsection of Section (b)(3) of Item 3 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows to summarize the First Amendment to the Merger Agreement (the "First Amendment"), dated as of March 15, 1996, among Parent, the Offeror and the Company, such summary being qualified in its entirety by reference to the complete text of the First Amendment, which is filed as an Exhibit hereto and incorporated by reference herein.

        Stock Options. Pursuant to the Merger Agreement, as amended by the First Amendment, the Board of Directors of the Company may adopt such resolutions or take such other actions as are required to provide that (a) each stock option to purchase Shares heretofore granted under any stock option, stock appreciation rights or stock purchase plan of the Company (collectively, the "Stock Option Plans") outstanding immediately prior to the consummation of the Offer, whether or not then exercisable, shall become fully exercisable immediately prior to the consummation of the Offer; (b) each stock appreciation right heretofore granted under any Stock Option Plan outstanding immediately prior to the Offer, whether or not then exercisable, shall become fully exercisable immediately following the acceptance for payment of Shares pursuant to the Offer (the "Acceleration Time"); and (c) all restrictions applicable to any restricted stock award heretofore granted under any Stock Option Plan outstanding immediately prior to the Offer shall lapse immediately prior to the consummation of the Offer.

    The Merger Agreement also provides that, at the effective time of the Merger, each award then outstanding under any Stock Option Plan, other than an award held by an officer (as such term is defined in Rule 16a-1(f) under the Exchange Act) or director of the Company, shall be canceled and the holder thereof shall have no further rights in respect thereof other than the right to receive in consideration for the cancelation thereof an amount of cash equal to the product of (a) the number of Shares subject to such stock option or stock appreciation right and (b) the excess of the price paid in the Offer over the per share exercise price, in the case of any such stock option, or the excess of the price paid in the Offer over the per share base price, in the case of any such stock appreciation right, in each such case minus all applicable taxes required to be withheld by the Company; provided, however, that no such cash payment shall be made with respect to any stock appreciation right that is related to a stock option in respect of which such a cash payment shall be made. Pursuant to the Merger Agreement, such payment to each such holder shall be made as soon as practicable following the effective time of the Merger upon the delivery by such holder of a signed statement in a form satisfactory to Parent acknowledging that such holder waives any claims against Parent, the Offeror or the Company for any other consideration in respect of such stock option or stock appreciation right.

                                       2
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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.

8.    First Amendment, dated as of March 15, 1996, among Conopco, Inc., Conopco Acquisition
      Company, Inc. and Helene Curtis Industries, Inc. to the Agreement and Plan of Merger
      dated as of February 13, 1996 among Conopco, Inc., Conopco Acquisition Company, Inc. and
      Helene Curtis Industries, Inc.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       HELENE CURTIS INDUSTRIES, INC.


                                       By        /s/ RONALD J. GIDWITZ
                                          ...................................
                                           Ronald J. Gidwitz
                                           President and Chief Executive Officer

Dated: March 18, 1996

                                       4
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
                                  EXHIBIT INDEX


Exhibit No.                         Description                                                  Page No.
-----------                         -----------                                                  -------

8.    First Amendment, dated as of March 15, 1996, among Conopco, Inc., Conopco Acquisition
      Company, Inc. and Helene Curtis Industries, Inc. to the Agreement and Plan of Merger
      dated as of February 13, 1996 among Conopco, Inc., Conopco Acquisition Company, Inc. and
      Helene Curtis Industries, Inc.
